UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of March

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                               7 March 2007

                                BioProgress plc

    BioProgress (DEXO) Agreement to Promote Accuhist® Product Line in U.S.

London, UK, 7 March 2007: BioProgress plc ('BioProgress' or the 'Company') (AIM:
BPRG; NASDAQ: BPRG), the specialty pharmaceutical and healthcare company, is pleased to announce the completion of an agreement with Tiber Laboratories to promote the Accuhist® line of pediatric drops throughout the United States.

The company will be responsible for sales and promotion of three well-known products - Accuhist Pediatric Drops, Accuhist® PDX Drops, and Accuhist® DM
Drops.  The products compete in the growing category of cough/cold drops for infants, a market currently in excess of $2 billion.  The Accuhist® line was sold nationally by PediaMed in the years prior to the sale to Tiber
Laboratories.  In recent years the Accuhist® line held the number two position in share of the key US market.  The new agreement between Tiber Laboratories and
DEXO, BioProgress' U.S. pharmaceutical subsidiary, will reestablish promotion of this widely prescribed product.

In addition, BioProgress will develop for Tiber Laboratories a film strip version of the popular Accuhist® product which is scheduled for launch in H2
2007.  The product will be promoted by Tiber Laboratories with a development royalty on sales paid to BioProgress' manufacturing subsidiary BioTec Films.
The tremendous growth of film strips as a convenient means of patient dosing is changing the face of medicine, and Tiber Laboratories anticipates the film strip becoming an integral part of their product offering.

Specifically, BioProgress will realise 50% of the sales of the Accuhist(R)
Pediatric, PDX and DM drops for a period beginning shortly after the date of this agreement and a further 10% Royalty based on gross sales of the film strip version of Accuhist®. BioProgress will also have the opportunity to realize up to 80% of the sales of Accuhist® Pediatric, PDX and DM drops once various milestones have been achieved regarding the sales of the film strip product.

BioProgress continues the aggressive development of products for the pediatric market.  This agreement adds pediatric drop products to the portfolio, augmenting the existing array of products including brands such as Ah-Chew®
and E-Z Spacer®.  The company has several new products in development including an orally dissolving tablet, and several films version of the Ah-Chew line.

Richard Trevillion, Chief Executive Officer, of BioProgress commented:

"The Accuhist® line is a high profile U.S. brand that will add depth to our growing U.S. portfolio. The Accuhist® product is a prominent player in the pediatric drops category over the last several years, and we look forward to adding DEXO's sales resources to increase the Accuhist share of this major category."

For further information:

 BioProgress Plc                                          + 44 (0) 20 7098 9881
 Richard Trevillion, CEO
 Steve Martin, CDO
 Hiral Patel, CFO

 Buchanan Communications                                  + 44 (0) 20 7466 5000
 Rebecca Skye Dietrich/Mark Court

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems.
Listed on London's AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a vertically integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL™ polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

About Tiber Laboratories, LLC

Tiber Laboratories LLC is a Georgia, USA corporation focused on the development and distribution of prescription products to the pediatric and primary care markets.  The therapeutic focus of Tiber Laboratories has been in the areas of respiratory management and dermatology.  However, there are other markets currently under consideration.  Tiber is lead by a team of highly experienced industry veterans.  They have been active in the acquisition of several recognized brands including the Accuhist®, Endal®, Histex™, and
Viravan™.  Tiber will be launching several new products through their own sales forces as well as through partnership.

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934.  To the extent that this announcement contains certain
"forward-looking statements" within the meaning of the Private Securities
Litigation Reform Act of 1995, this paragraph applies.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from the expectations contained in the forward-looking statements.  The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation.  Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company's filings with the
Securities and Exchange Commission.  The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice.  The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: March 07, 2007